NO ACT

DC
PE
10-24-08

Act: 1934
Section: 15(d)
Rule:
Public Availability: 10/31/2008

[redacted]

08064054

October 31, 2008



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

**Re: Energy East Corporation**
**Incoming letter dated October 24, 2008**

Based on the facts presented, the Division will not object if Energy East stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2008. In reaching this position, we note that Energy East has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Energy East will file a certification on Form 15 making appropriate claims pursuant to Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2008

Mail Stop 3010

William S. Lamb
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

**RE: Energy East Corporation**

Dear Mr. Lamb:

In regard to your letter of October 24, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

# DEWEY & LEBOEUF

tel (212) 259-8170
fax (212) 649-9425

**Securities Exchange Act of 1934 - Rule 12h-3**
**Sections 13(a) and 15(d)**

October 24, 2008

cfletters@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Energy East Corporation (Commission File No. 1-14766)

Ladies and Gentlemen:

On behalf of Energy East Corporation, a New York corporation (the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2008, would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statements on Forms S-3 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") (i.e., the fiscal year ended December 31, 2008). Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

BACKGROUND

On June 25, 2007, the Company, Iberdrola, S.A., a corporation organized under the laws of the Kingdom of Spain ("Iberdrola") and Green Acquisition Capital, Inc., a New York Corporation and a wholly-owned subsidiary of Iberdrola ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On September 16, 2008, pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company remaining as the surviving corporation (the "Merger"). Upon consummation of the Merger, all outstanding shares of the Company's common stock, par value $0.01 (the "Common Stock") were converted into the right to receive the cash merger consideration provided for by the Merger Agreement. Iberdrola, which did not own any of the Company's securities prior to the Merger, became the sole shareholder of the Company, acquiring 1,000 shares of Common Stock. In addition, each outstanding option to acquire Common Stock of the Company was also converted into the right to receive the merger consideration less the exercise price of such options.

The Company continues to have four (4) series of its senior unsecured debt securities ("Debt Securities") outstanding with an aggregate principal amount of $1,300,000,000. The Debt Securities were sold by the Company pursuant to registration statements on Form S-3 with the last such sale taking place in August, 2006. The Company's Debt Securities are "held of record" for purposes of Exchange Act Section 15(d) by less than 60 holders as determined in accordance with Rule 12g5-1.

At the effective time of the Merger, the Company had on file with the Commission registration statements on Form S-3 and Form S-8, each of which registration statements are listed on Annex A (the "Registration Statements"). Each of these Registration Statements were declared effective prior to January 1, 2008, but were automatically updated during 2008 as provided by Section 10(a)(3) of Securities Act.

Following is a brief description of the Company's registration of its securities pursuant to registration statements under the Exchange Act:

The Company Form S-3's: The Company Form S-3's registered, on a shelf-offering basis, the Company's Common Stock, preferred stock, senior debt securities (including the Debt Securities), junior subordinated debt securities, and guarantees with respect to the trust preferred securities of two (2) affiliated business trusts.

Of the securities it included in registration statements on Form S-3, the Company offered and sold:

- 10,000,000 shares of Common Stock in March and April, 2007;
- $1,850,000,000 of Debt Securities from November, 2000 through August, 2006; and
- $300,000,000 of junior subordinated debt securities, which were issued to Energy East Capital Trust I and the Company's guarantee with respect to distributions on the trust preferred securities that were issued by such trust in July 2001.

The Company also filed a Registration Statement on Form S-3 with respect to its Investor Services Program, which permits dividends on the Company's Common Stock to be automatically reinvested in such stock and permits monthly purchases of Company Common Stock. In 2008, 575,394 shares of Common Stock were acquired by the Company's shareholders pursuant to the Investor Services Program.

The Company Form S-8's: The Company Form S-8's were filed to register issuances of shares of Common Stock pursuant to option plans, employee stock purchase plans and various tax-deferred savings plans (including plan interests).

During 2008 the Company did not issue any of its securities other than the issuances of Common Stock under its Investor Services Program. Only the Company's Common Stock and Debt Securities remained outstanding prior to the effective date of the Merger.

On September 17, 2008, the Company filed with the Commission Post–Effective Amendments to each of (a) the Registration Statements on Form S-3, for the purpose of removing from registration all securities registered under the Company Form S-3's that remained unsold and (b) the Company's Registration Statements on Form S-8, which deregistered all of the shares of Common Stock previously covered by the Company Form S-8's (including plan interests). The Post–Effective Amendments to the Company Form S-8's, the Company's automatic shelf registration statement on Form S-3 (File No. 333-141367) and its Investor Service Program registration statement on Form S-3 (File No. 333-139535) were immediately effective upon filing (September 17, 2008). The Company filed Post-Effective Amendment No. 2 to its Registration Statement on Form S-3 (File No 333-106292) on September 26, 2008 and that Post-Effective Amendment was declared effective on September 30, 2008.

ISSUES PRESENTED

The New York Stock Exchange ("NYSE") filed with the Commission, in accordance with Rule 12d2-2(a) of the Exchange Act, a Form 25 on September 17, 2008 to remove the Common Stock from listing and registration. The delisting became effective on September 27, 2008, and at such time, the Company's duty to file any reports under Section 13(a) of the Exchange Act as a result of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rule 12d2-2(d)(6), the Company's reporting obligations under Section 13(a) of the Exchange Act continue by virtue of the revived registration of the Company's Common Stock under Section 12(g) of the Exchange Act. In addition, under Rule 12d2-2(d)(7), the Company's reporting obligations under Section 13(a) of the Exchange Act continue pursuant to Section 15(d) of the Exchange Act with respect to the Company's outstanding classes of securities that were registered on registration statements deemed to have become effective pursuant to Section 10(a)(3) of the Securities Act as a result of being updated through the Company's Exchange Act filings made during 2008.

The Company desires to cease filing all reports or other information with the Commission under Section 13(a) of the Exchange Act as soon as possible. The Company's indenture pursuant to which the Company's Debt Securities are issued does not require continued Exchange Act reporting once the Company's obligation to report under Sections 12(g) and 15(d) have been terminated and the Company will not submit, file or provide to the Commission Exchange Act reports on a voluntary basis or otherwise. In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, the Company has to deregister the Common Stock, which is now deemed registered pursuant to Section 12(g) of the Exchange Act. The Company has no other classes of equity securities that have been registered under Section 12(g) of the Exchange Act. The Company intends to file a Form 15 to deregister the Common Stock pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock under Section 12(g) of the Exchange Act would occur 90 days after the Company's filing of the Form 15 unless an earlier date is established by the Commission. Pursuant to Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Common Stock under Section 12(g) will be suspended immediately upon the Company's filing of the Form 15. However, the Company will still have a reporting obligation under Section 15(d).

Subject to obtaining the relief sought by this letter, the Company will file a Form 15 on or before the due date of its next periodic report (*i.e.*, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2008) with the Commission to deregister its Common Stock under Section 12(g) of the Exchange Act and also to suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to each class of securities included on any Company registration statement that became effective: Common Stock, Debt Securities, preferred stock, junior subordinated debt securities, guarantee with respect to the trust preferred securities of Energy East Capital Trust I and guarantee with respect to the trust preferred securities of Energy East Capital Trust II. The Company requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While none of the Company's outstanding Registration Statements became effective during the 2008 fiscal year, these Registration Statements were automatically updated in this fiscal year for purposes of Section 10(a)(3) of the Securities Act as a result of the Company's Exchange Act filings made during 2008. Despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of the Company's duty to file periodic reports under Section 15(d) for the remainder of the 2008 fiscal year in the absence of the relief sought by this letter.

DISCUSSION

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), the Company should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *The Company Satisfies the Requirements of Rule 12h-3(a) and (b)*:

The Company satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. The Company filed all required reports for fiscal years 2005, 2006, 2007 and the portion of 2008 preceding the date hereof, including a Current Report on Form 8-K reporting the change in control pursuant to the consummation of the Merger, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought. In addition, as noted above, as of the closing of the Merger, all of the Company's outstanding Common Stock became, and continues to be, held by a single holder of record and, pursuant to the Merger, all of the Company's outstanding options to acquire Common Stock were converted into the right to receive cash. The Debt Securities is the only other outstanding class of the Company's securities and is presently held of record by less than 60 record holders. As a result, we believe that, except for the application of Rule 12h-3(c), the Company satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.[1]

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting the Company Relief*:

In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release"). The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. These public policy concerns are not at issue in the Company's situation for several reasons.

Other than the class of Debt Securities held by less than 60 record holders, no securities or rights to acquire securities of the Company were outstanding following the effective time of

[1] The Company acknowledges that should there be 300 or more record holders of Debt Securities at the beginning of any of its future fiscal years, the Company would again be subject to the reporting requirements of Section 15(d).

the Merger. The Company's former shareholders did not have any appraisal or dissenters' rights in connection with the Merger under the New York Business Corporation Law and there are no outstanding rights to acquire shares of Common Stock. Additionally, none of the Company's Registration Statements became effective during this fiscal year; rather, these Registration Statements were merely updated pursuant to Section 10(a)(3) of the Securities Act. In such cases, and when, pursuant to a merger transaction, the issuer is becoming a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. As noted above, the Company has completed the termination of its Registration Statements, in each case deregistering the securities of the Company that remained covered thereby. Accordingly, no investors are able to purchase securities of the Company pursuant to these Registration Statements and there is no need for the protections of Section 15(d). Further, the last sale of Debt Securities made pursuant to the Company's Registration Statements occurred in August 2006 and the purchasers thereof received the benefit of Section 13(a) reporting for the period required under Section 15(d) in accordance with the policy set forth in the Proposing Release.

In the Proposing Release, the SEC noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." The Company believes, and we concur, that the benefit of continued reporting for the Company when there is one holder of its Common Stock and below 300 holders of its Debt Securities do not outweigh the burdens to the Company of making such filings.

(c) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c)*:

The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances.[2] In these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company. The Staff has also agreed with this position in situations where the registrant, like the Company, continued to have classes of debt securities that were held by less than 300 holders.[3] Therefore, we believe that it is contrary to the underlying policy of Rule 12h-3(c) to deny the Company suspension of its reporting obligations under Section 15(d) of the

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[2] *See, e.g.*, SunCom Wireless Holdings, Inc., SEC No-Action Letter (February 29, 2008); International Securities Exchange Holdings, Inc., SEC No-Action Letter (January 3, 2008); FoxHollow Technologies, Inc. (November 2, 2007); DSL.net, Inc., SEC No-Action Letter (March 30, 2007); Summit Bank Corporation, SEC No-Action Letter (March 14, 2007); Waverider Communications, SEC No-Action Letter (March 31, 2006); and PacifiCare Health Systems, Inc., SEC No-Action Letter (March 16, 2006).

[3] *See, e.g.*, Bausch & Lomb Incorporated, SEC No-Action Letter (November 6, 2007) and Chevron Corp., SEC No-Action Letter (October 21, 2005).

Exchange Act merely because of the automatic update of the Company's Registration Statements pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

CONCLUSION

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2008 pursuant to Section 10(a)(3) of the Securities Act, would not preclude the Company from utilizing Rule 12h-3 during such fiscal year to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. If and when relief is granted by the Staff with respect to the foregoing, the Company will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which the Company's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of the Company to file reports under the Exchange Act under the circumstances described herein.

If you have any questions concerning this submission, please call the undersigned at (212) 259-8170, or in my absence, Dan Brown at (212) 259-8382. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting a copy of this letter by email. For convenience we are also submitting a copy via facsimile.

Very truly yours,

William S. Lamb

Cc: Robert D. Kump
Douglas M. Dunn, Esq.

Annex A

FORM S-3

| Form | Filing Date | File No. | Quantity Registered | Description |
|---|---|---|---|---|
| S-3 | 6/19/2003 | 333-106292 | $1,005,000,000 | Energy East Corporation Common Stock, Preferred Stock, Senior Debt Securities, Junior Subordinated Debt Securities, Guaranties. |
| S-3D | 12/20/2006 | 333-139535 | 3,000,000 shares | Energy East Corporation Common Stock for the Energy East Corporation Investor Services Plan |
| S-3 ASR | 3/16/2007 | 333-141367 | N/A | Energy East Corporation Common Stock, Preferred Stock, Senior Debt Securities, Junior Subordinated Debt Securities |

FORM S-8

| Form | Filing Date | File No. | Quantity Registered | Description |
|---|---|---|---|---|
| S-8 | 3/30/1999 | 333-16201-99 | 3,932,542 shares | Energy East Corporation Common Stock for the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees and the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees. |
| S-8 | 12/17/1998 | 333-69079 | 1,000,000 shares | Energy East Corporation Common Stock for the Energy East Corporation Restricted Stock Plan. |
| S-8 | 4/14/2000 | 333-34776 | 1,500,000 shares | Energy East Corporation Common Stock for the Southern Connecticut Gas Company Target Plan. |
| S-8 | 5/19/2000 | 333-37392 | 9,263,205 shares | Energy East Corporation Common Stock for the Energy East Corporation 2000 Stock Option Plan. |
| S-8 | 9/1/2000 | 333-45082 | 1,350,000 shares | Energy East Corporation Common Stock for the Connecticut Natural Gas Corporation Employee Savings Plan and the Connecticut Natural Gas Corporation Union Savings Plan. |
| S-8 | 9/1/2000 | 333-45084 | 2,500,000 shares | Energy East Corporation Common Stock for the Central Maine Power Company Savings and Investment Plan for Union Employees and the Central Maine Power Company Savings and Investment Plan for Non-Union Employees. |
| S-8 | 3/19/2001 | 333-57220 | 500,000 shares | Energy East Corporation Common Stock for the Berkshire Energy Resources Retirement Savings Plan and the Berkshire Energy Resources Retirement Savings Plan for Union Employees. |
| S-8 | 7/14/2003 | 333-107013 | 3,000,000 shares | Energy East Corporation Common Stock for the Energy East Corporation 2000 Stock Option Plan. |
| S-8 | 12/10/2004 | 333-121152 | 500,000 shares | Energy East Corporation Common Stock for the Energy East Management Corporation Tax Deferred Savings Plan. |
| S-8 | 12/10/2004 | 333-121153 | 2,500,000 shares | Energy East Corporation Common Stock for the Rochester Gas and Electric Corporation Savings Plus Plan. |
| S-8 | 12/10/2004 | 333-121155 | 500,000 shares | Energy East Corporation Common Stock for the Utility Shared Services Corporation Tax Deferred Savings Plan. |
| S-8 | 12/21/2006 | 333-139529 | 500,000 shares | Energy East Corporation Common Stock for the Energy East Corporation Employees' Stock Purchase Plan. |



END